Exhibit 99.41

HALF YEAR REPORT

Genetic Technologies Limited

Appendix 4D

Half-year ended 31 December 2021

Name of entity: Genetic Technologies Limited

ABN: 17 009 212 328

Half-year ended: 31 December 2021

Previous period: 31 December 2020

Results for announcement to the market

				$
Revenue for ordinary activities	Up	12,379%	to	2,051,016

Net loss after tax (from ordinary activities) for the period attributable to members	Up	(11.7)%	to	(3,881,371)
Net loss after tax for the period attributable to members	Up	(11.7)%	to	(3,881,371)

Net tangible assets per security

	31 December 2021	31 December 2020
	Cents	Cents

Net tangible asset backing (per security)	0.15	0.19

Explanation of results

An explanation of the key financial elements contributing to the revenue and result above can be found in the review of operations included within the Directors’ report.

Distributions

No dividends have been paid or declared by the Company for the current financial period. No dividends were paid for the previous financial period.

Changes in controlled entities

On 13 August 2021, GTG acquired EasyDNA’s business and assets. Except for this acquisition, there have been no changes in controlled entities during the half-year ended 31 December 2021.

Other information required by Listing Rule 4.2A

Details of individual and total dividends or distributions and dividend or distribution payments: N/A

Details of any dividend or distribution reinvestment plans: N/A

Details of associates and joint venture entities: N/A

Other information N/A

Interim review

The financial statements have been reviewed by the group’s independent auditor Grant Thornton Audit Pty Ltd without any modified opinion, disclaimer or emphasis of matter.

1

Genetic Technologies Limited

HALF YEAR REPORT

For the half-year ended
31 December 2021

Genetic Technologies Limited
ABN 17 009 212 328

2

Genetic Technologies Limited

ABN 17 009 212 328

Interim report for the half-year ended 31 December 2021

3

Genetic Technologies Limited

Directors’ Report

31 December 2021

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report should be read in conjunction with the annual report for the year ended 30 June 2021 and any public announcements made by Genetic Technologies Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The Directors submit the financial report on the consolidated entity consisting of Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “GTG” and the “Company”) and the entities (“Group”) it controlled at the end of, or during, the half-year ended 31 December 2021.

Directors

The following persons were Directors of Genetic Technologies Limited during the whole of the half-year and up to the date of this report:

Mr Peter Rubinstein

Dr Jerzy Muchnicki

Dr Lindsay Wakefield

Mr Nicholas Burrows

Review of operations

For the half-year ended 31 December 2021, the group incurred an operating loss of $3,865,382 (2020: $3,475,095) and net assets as at 31 December 2021 were $19,450,862 (30 June 2021: $21,533,035). The group’s cash position at 31 December 2021 was $13,507,370 (30 June 2021: $20,902,282).

The Group’s customer receipts for the half-year to 31 December 2021 were $2,427,947 (2020: $16,437), primarily associated with EasyDNA product sales and building sales of geneType for Breast Cancer and Colorectal Cancer products.

Acquisition of EasyDNA and geneType re-branding

The Company announced the acquisition of EasyDNA in July 2021 and completed the settlement process in August 2021. The four months since settlement focused on the integration of our people, products and EasyDNA platform to deliver a “One Company-Two Brand” approach for GTG. This will drive a clearer marketing and engagement structure for new and existing products coming to market. Importantly, further integration will continue over the coming quarters as the Company works to further leverage the existing network of 70 websites across 40 countries.

Overall, the Company is in a strong position with a portfolio of high-quality products both in the market and under development and a substantial international platform for the distribution of the direct-to- consumer product base through EasyDNA.

As part of the EasyDNA integration into the Group, the Company announced the launch of the geneType re-brand in November 2021. The geneType brand is the overarching business and brand, while the EasyDNA brand with its existing network, will represent the consumer facing brands and products that are expected to drive increased awareness of GTG’s product portfolio.

The Company is focused on further embedding the acquisition with the inclusion of the geneType Multi- Test and expects to achieve growth in revenue across all brands and products.

4

Genetic Technologies Limited

Directors’ Report

31 December 2021

Commercialisation and Product Overview

The Company’s strategy to commence commercialisation and enhance the product distribution network is well underway. Key avenues for commercialisation of launched products currently include the consumer- initiated testing and online sales and marketing platform (CIT) available in Australia and the US. With the recent inclusion of the EasyDNA business the Company intends to leverage this platform to enhance the visibility and awareness of its existing products.

Core products for release include GTG’s geneType for Breast Cancer, geneType for Colorectal Cancer and the COVID-19 Risk Test with the commercial release of the Company’s Multi-Test to cover both Colorectal Cancer and Breast Cancer in addition to Prostate Cancer, Ovarian Cancer, Coronary Artery Disease and Type 2 Diabetes.

GTG now have distribution coverage in Australia and the US and have identified Europe and the UK as further expansion opportunities for the Company. The Company is assessing the European CE certification requirements for its products and will update the market on its progress within these regions as further clarity on timing is obtained. An Asian market entry for relevant products will also be assessed in due course.

geneType Multi-Test Product Commercial Release

In December 2021, the Company confirmed it is set to release phase one of the geneType Multi-Test product, subject to receiving final regulatory approval. The phase one launch is the culmination of over ten years of research and development and include Breast Cancer, Colorectal Cancer, Ovarian Cancer, Prostate Cancer, Coronary Artery Disease and Type 2 diabetes. The Company is now focused on finalising commercial distribution opportunities through the EasyDNA brand and through the existing partner network with IBX, 1health and Vitagene.

The direct-to-consumer (DTC) genetic testing market represents a significant growth opportunity for GTG, the total worldwide market is expected to grow from US$1.2 billion in 2020 to US$2.6 billion (source: www.technavio.com/report/direct-to-consumer-genetic-testing-market-size-industry-analysis&nowebp) in 2025, an increase of US$1.4 billion. The growth of the DTC segment is driven by a number of factors including a broader understanding of the growing demand for disease risk analysis.

Of particular relevance to GTG’s geneType Multi-Test development is the emergence of Precision Medicine and its ability to classify individuals into subpopulations that differ in their susceptibility to a particular disease. GTG’s Risk Assessment Tests are an important part of eliminating the traditional “one size fits all” approach, enabling preventive or therapeutic measures to be concentrated on patients who will gain the most benefit, significantly improving patient outcomes and health economics.

COVID-19 Risk Test

In December 2021, the Company announced a new partnership to expand access to the COVID-19 Risk Test in the US through its agreement with IBX and 1health on their ‘Vitagene’ platform directly from the geneType website.

1health is a leading US-based cloud platform service provider for diagnostic test management. 1health has built infrastructure that helps laboratories, such as IBX and their customers, connect patients to testing and care. 1health’s services will be managed in partnership with IBX under the Company’s three-year co- exclusive licence agreement announced on 3 March 2021.

5

Genetic Technologies Limited

Directors’ Report

31 December 2021

The Company has continued to expand and develop the geneType COVID-19 Risk Test, having recently completed a cross-validation study on a European data set confirming the test performance metrics. A paper describing the study has now been submitted to a peer-reviewed journal and will be released upon publication. The emergence of the Omicron variant underscores the importance of being able to identify those patients, whether vaccinated or not, who are at greater risk of developing severe disease.

The geneType COVID-19 Risk Test is designed to predict disease severity in people aged 18 and older, using genetic and clinical information providing a risk score that can be used to understand a person’s risk of contracting a serious case of COVID-19. In addition, employers, governments, and other public health entities may use the data to make informed decisions about disease risk, treatment options, and importantly guiding vaccination and booster priorities.

According to the Centers for Disease Control and Prevention, as at 15 January 2022, only 74.9% of the US population had received at least one shot of a COVID-19 vaccine, leaving approximately 83 million Americans unvaccinated. The geneType COVID-19 Risk Test could assist these people to better understand their risk of severe disease, while providing those who are vaccinated (approximately 249 million people) with an incentive to obtain a booster if they are at high risk of severe disease.

Publications and research and development

The Company published a peer-reviewed research publication entitled “Ability of known colorectal cancer susceptibility SNPs to predict colorectal cancer risk: A cohort study within the UK Biobank” Gafni A, Dite GS, Spaeth Tuff E, Allman R, Hopper JL (2021) on PLoS.

The study describes how the addition of a polygenic risk score to a family history model improves the stratification and discriminatory performance of 10-year and full lifetime risk using a prospective population-based cohort within the UK Biobank.

Current screening guidelines in the UK, USA and Australia focus solely on family history and age for risk prediction, even though the vast majority of the population do not have any family history. The results support the view that a combined polygenic risk score and first-degree family history model could be used to improve risk stratified population screening programs.

Additionally, GTG have committed to fund a collaborative study with Professor Graham Colditz, Deputy Director of the Institute for Public Health, Washington University in St Louis, USA. The purpose of the study is to incorporate further research and data on women of African descent to provide expanded testing capabilities for the geneType for Breast Cancer product. Polygenic risk models are required to be validated for use with multiple ethnicities and therefore GTG will be validating samples which have both genotype information and the relevant clinical information to cover this expanded population.

The initial sample set will contain ~1,000 samples and it is anticipated to require around nine months of research and processing at GTG’s Melbourne laboratory.

Professor Colditz is a world-renowned figure in breast cancer epidemiology and risk modelling, with notable genotype datasets on the African American population held by the Institute for Public Health. Given the multi-ethnic landscape (particularly in the USA) in which risk models may be used in clinical practice, it is important to understand how the risk model performs in these populations. The lifetime probability of developing non-hereditary breast cancer is 11.5% (1 in 9) for the African American population in the USA (source: Cancer Facts & Figures for African Americans 2019-2021, American Cancer Society).

6

Genetic Technologies Limited

Directors’ Report

31 December 2021

In December 2021, GTG’s Director of Clinical Affairs, Dr Erika Spaeth presented a poster at the San Antonio Breast Cancer Symposium. In her presentation Dr Spaeth released new data that demonstrated a next generation version of the Company’s geneType Breast Cancer Test with an expanded panel of 313 SNPs showed improved discrimination and calibration over traditional clinical models. The study included over 200,000 women and highlighted GTG’s commitment to the ongoing development of geneType Breast Cancer Risk Test.

Intellectual Property and Regulatory Approvals

In December 2021, the Company confirmed it is set to release phase one of the geneType Multi-Test, subject to receiving final regulatory approval and confirms that all regulatory submissions to National Association of Testing Authorities, Australia (NATA) and Centers for Medicare & Medicaid Services (CMS) have been completed. NATA completed their onsite audit of GTG’s Melbourne laboratory on 15 December 2021.

Significant changes in the state of affairs

The Company completed the acquisition of EasyDNA’s business and assets on 13 August 2021. The purchase price of $4,974,761 was settled $3,400,625 in cash and $1,574,136 in GTG shares. EasyDNA added the direct-to-consumer sales channel to GTG’s genetic test offering through it’s existing website domains and online purchase platforms.

Except for the EasyDNA acquisition, there have been no significant changes in the state of affairs of the Group during the period.

Events since the end of the financial period

The Company received regulatory approval from National Association of Testing Authorities (NATA) and Centers for Medicare & Medicaid Services (CMS) of its geneType Multi-Test product that will enable GTG to make this product commercially available from 21 February 2022.

On 23 February 2022, the Company announced the granting of US Patent No: US 11,257,569, Methods of assessing risk of developing a severe response to Coronavirus infection for its geneType COVID-19 Risk Test.

Except for the above, no matter or circumstance has occurred subsequent to the period end that has significantly affected, or may significantly affect, the operations of the group, the results of those operations or the state of affairs of the group or economic entity in subsequent financial periods.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 8.

This report is made in accordance with a resolution of Directors.

Mr Peter Rubinstein

Director

Melbourne

24 February 2022

7

Collins Square, Tower 5
727 Collins Street
Melbourne Victoria 3008

Correspondence to:
GPO Box 4736
Melbourne Victoria 3001

T +61 3 8320 2222
F +61 3 8320 2200
E info.vic@au.gt.com
W www.grantthornton.com.au

Auditor’s Independence Declaration

To the Directors of Genetic Technologies Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the review of Genetic Technologies Limited for the half-year ended 31 December 2021, I declare that, to the best of my knowledge and belief, there have been:

a	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and
b	no contraventions of any applicable code of professional conduct in relation to the review.

Grant Thornton Audit Pty Ltd

Chartered Accountants

M A Cunningham

Partner – Audit & Assurance

Melbourne, 24 February 2022

Grant Thornton Audit Pty Ltd ACN 130 913 594

a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

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8

Genetic Technologies Limited

Condensed consolidated statement of profit or loss and comprehensive income

For the half-year ended 31 December 2021

		31 December 2021	31 December 2020
	Notes	$	$
Revenue from contracts with customers	2	2,051,016	16,436
Cost of sales of goods		(1,195,095)	(183,025)
Gross profit/(loss)		855,921	(166,589)

Other income	3	1,224,031	956,547
Other gains/(losses) – net		-	20,913

General and administrative expenses		(1,937,292)	(2,618,265)
Laboratory and Research and Development		(2,130,979)	(1,061,691)
Selling and Marketing		(1,877,063)	(598,587)
Operating loss		(3,865,382)	(3,467,672)

Finance expenses		(15,989)	(7,423)
Loss before income tax		(3,881,371)	(3,475,095)
Income tax expense		-	-
Loss for the period		(3,881,371)	(3,475,095)

Other comprehensive income Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations	4(b)	7,078	(65,226)
Total comprehensive loss for the period		(3,874,293)	(3,540,321)
Total comprehensive loss for the period is attributable to:
Owners of Genetic Technologies Limited		(3,874,293)	(3,540,321)

Loss per share for loss attributable to the ordinary equity holders of the Company:
Basic/diluted loss per share	5	(0.04)	(0.05)

The above condensed consolidated statement of profit or loss and comprehensive income should be read in conjunction with the accompanying notes.

9

Genetic Technologies Limited

Condensed consolidated balance sheet

As at 31 December 2021

		31 December 2021	30 June 2021
	Notes	$	$
ASSETS
Current assets
Cash and cash equivalents		13,507,370	20,902,282
Trade and other receivables		2,707,604	1,074,325
Inventories		334,604	76,927
Other current assets		308,755	182,580
Total current assets		16,858,333	22,236,114
Non-current assets
Right-of-use assets		105,421	180,528
Property, plant and equipment		393,533	457,178
Goodwill	6	4,487,459	-
Other intangible assets	7	697,375	-
Other non-current assets		-	97,868
Total non-current assets		5,683,788	735,574
Total assets		22,542,121	22,971,688
LIABILITIES
Current liabilities
Trade and other payables		1,435,950	760,350
Deferred income		800,300	635
Provisions		454,930	464,770
Lease liabilities		79,976	179,626
Total current liabilities		2,771,156	1,405,381
Non-current liabilities
Provisions		106,455	8,860
Lease liabilities		33,510	24,412
Deferred tax liability		180,138	-
Total non-current liabilities		320,103	33,272
Total liabilities		3,091,259	1,438,653
Net assets		19,450,862	21,533,035
EQUITY
Share capital	4(a)	155,139,886	153,574,974
Reserves	4(b)	11,267,565	11,033,279
Accumulated losses		(146,956,589)	(143,075,218)
Total equity		19,450,862	21,533,035

The above condensed consolidated balance sheet should be read in conjunction with the accompanying notes.

10

Genetic Technologies Limited

Condensed consolidated statement of changes in equity

For the half-year 31 December 2021

		Share capital	Other reserves	Retained earnings	Total equity
	Notes	$	$	$	$
Balance at 1 July 2020		140,111,073	9,928,571	(136,047,037)	13,992,607
Loss for the period		-	-	(3,475,095)	(3,475,095)
Other comprehensive loss		-	(65,226)	-	(65,226)
Total comprehensive income for the half-year		-	(65,226)	(3,475,095)	(3,540,321)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs and tax		6,067,085	-	-	6,067,085
Issue of options/warrants		-	461,413	-	461,413
Issue of performance rights		-	499,875	-	499,875
Exercise of options/warrants		890,114	(890,114)	-	-
		6,957,199	71,174	-	7,028,373
Balance at 31 December 2020		147,068,272	9,934,519	(139,522,132)	17,480,659

		Share capital	Other reserves	Retained earnings	Total equity
	Notes	$	$	$	$
Balance at 1 July 2021		153,574,974	11,033,279	(143,075,218)	21,533,035
Loss for the period		-	-	(3,881,371)	(3,881,371)
Other comprehensive loss		-	7,078	-	7,078
Total comprehensive income for the half-year		-	7,078	(3,881,371)	(3,874,293)
Contributions of equity, net of transaction costs and tax	4(a)	1,564,912	-	-	1,564,912
Issue of performance rights	4(b)	-	227,208	-	227,208
		1,564,912	227,208	-	1,792,120
Balance at 31 December 2021		155,139,886	11,267,565	(146,956,589)	19,450,862

The above condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

11

Genetic Technologies Limited

Condensed consolidated statement of cash flows

For the half-year 31 December 2021

	31 December 2021	31 December 2020
	$	$
Cash flows from operating activities
Receipts from customers	2,658,872	16,437
Payments to suppliers and employees	(6,713,333)	(4,141,522)
R&D tax incentive and other grants received	(66,334)	369,376
Net cash outflow from operating activities	(4,120,795)	(3,755,709)

Cash flows from investing activities
Payments to acquire businesses	(3,397,959)	-
Payments for property, plant and equipment	(47,292)	(556,373)
Repayment of loans by related parties	-	-
Proceeds from sale of property, plant and equipment	-	5,191
Interest received	13,491	31,000
Net cash outflow from investing activities	(3,431,760)	(520,182)

Cash flows from financing activities
Proceeds from issues of shares and other equity securities	-	7,377,199
Interest paid	(15,989)	(7,423)
Repayment of borrowings	-	(5,511)
Share issue cost	-	(780,017)
Lease payments	(15,445)	(109,282)
Net cash inflow from financing activities	(31,434)	6,474,966

Net (decrease)/increase in cash and cash equivalents	(7,583,989)	2,199,075
Cash and cash equivalents at the beginning of the financial year	20,902,282	14,214,160
Effects of exchange rate changes on cash and cash equivalents	189,077	21,874
Cash and cash equivalents at end of the half-year	13,507,370	16,435,109

The above condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

12

Genetic Technologies Limited

Notes to the condensed consolidated financial statements

Half-year ended 31 December 2021

1 Segment information

a. Description of segments and principal activities

The Company has identified two reportable segments as reported that is consistent with the internal reporting provided to the chief operating decision maker.

Management considers the business from a geographic perspective and has identified two reportable segments:

●	Australia: is the home country of the parent entity and the location of the Company’s genetic testing and licensing operations.
●	USA: is the home of Phenogen Sciences Inc. and GeneType Corporation.
●	Europe is the home of Helix Genetics Limited and Europe sales of EastDNA branded products

b. Geographical segments

The segment information for the reportable segments is as follows:

31 December 2021	Australia	USA	Europe	Total
	$	$	$	$
Segment revenue & other income
Revenue from contracts with customers	475	856,737	1,193,804	2,051,016
Other income	1,208,991	-	-	1,208,991
Net other gains	15,040	-	-	15,040
Total segment revenue & other income	1,224,506	856,737	1,193,804	3,275,047
Segment expenses
Cost of goods sold	(80,722)	(467,445)	(646,928)	(1,195,095)
Depreciation and amortisation	(99,047)	(798)	-	(99,845)
Finance costs	(10,271)	(5,718)	-	(15,989)
Share-based payments	(227,208)	-	-	(227,208)
Laboratory and research and development	(2,045,685)	(85,294)	-	(2,130,979)
Corporate and administration	(1,268,744)	(14,463)	(212,300)	(1,495,507)
Other operating expenses	(1,522,725)	(230,757)	(123,581)	(1,877,063)
Depreciation for right-of-use assets	(102,966)	(11,766)	-	(114,732)
Total segment expenses	(5,357,368)	(816,241)	(982,809)	(7,156,418)
Income tax expenses	-	-	-	-
Loss for the period	(4,132,862)	40,496	210,995	(3,881,371)
Total Segment Assets	21,558,450	286,296	697,375	22,542,121
Total Segment Liabilities	(2,235,942)	(55,017)	(800,300)	(3,091,259)

13

Genetic Technologies Limited

Notes to the condensed consolidated financial statements

31 December 2021

1 Segment information (continued)

31 December 2020	Australia	USA	Europe	Total
	$	$	$	$
Segment revenue & other income
Revenue from contracts with customers	4,840	11,596	-	16,436
Other income	954,634	1,913	-	956,547
Net other gains	20,913	-	-	20,913
Total segment revenue & other income	980,387	13,509	-	993,896
Segment expenses
Cost of goods sold	(177,451)	(5,574)	-	(183,025)
Depreciation and amortisation	(100,732)	(124)	-	(100,856)
Finance costs	(2,367)	(5,056)	-	(7,423)
Share-based payments	(601,271)	-	-	(601,271)
Laboratory and research and development	(996,587)	(65,104)	-	(1,061,691)
Corporate and administration	(1,805,078)	(2,739)	-	(1,807,817)
Other operating expenses	(383,047)	(215,416)	-	(598,463)
Depreciation for right-of-use assets	(98,647)	(9,798)	-	(108,445)
Total segment expenses	(4,165,180)	(303,811)	-	(4,468,991)
Income tax expenses	-	-	-	-
Loss for the period	(3,184,793)	(290,302)	-	(3,475,095)
Total Segment Assets	18,706,851	136,453	-	18,843,304
Total Segment Liabilities	(1,220,207)	(142,438)	-	(1,362,645)

2 Revenue

	31 December 2021	31 December 2020
	$	$
Sales of EasyDNA branded tests - point in time	2,044,152	-
Sales of geneType branded tests - point in time	6,864	16,436
Revenue	2,051,016	16,436

Revenue recognition

The Company operates facilities that provide genetic testing services and recognises revenue as follows:

●	Revenues from the provision of genetic and clinical risk testing for cancer and other serious diseases under the geneType brand are recognised at a point time when the Company has provided the customer with their test results, the single performance obligation.
●	Revenues from the provision of genetic tests direct to consumers under the EasyDNA brand are recognised at a point time when the Company has provided the customer with their test results, the single performance obligation.
●	Revenue from contracts with service providers is recognised when the contracted sales milestones are met, the performance obligations.

14

Genetic Technologies Limited

Notes to the condensed consolidated financial statements

31 December 2021

3 Other income

	31 December 2021	31 December 2020
	$	$
R&D tax incentive income (i)	1,210,539	540,000
Government Grant income - COVID-19 relief (ii)	(1,549)	220,000
Other	15,041	196,547
	1,224,031	956,547

i.	R&D tax incentive income

The group’s research and development activities are eligible under an Australian Government tax incentive for eligible expenditure. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. Amounts are recognised when it has been established that the conditions of the tax incentive have been met and that the expected amount can be reliably measured. For the half year ended 31 December 2021, the group has included an item in other income of $1,210,539 (2020: $540,000) to recognise income over the period necessary to match the grant on a systematic basis with the costs that they are intended to compensate.

On 5 December 2019, the Treasury Laws Amendment (R&D Tax Incentive Bill 2019) was introduced into Parliament. The draft bill contains proposed amendments to the R&D tax incentive regulations. Under the proposed amendments, the refundable tax offset rate for companies with an aggregated turnover of less than

$20 million would become 41%. As at 31 December 2021, the bill remains under review by the Senate Committee.

In accordance with AASB 120, Government Grants, including non-monetary grants at fair value, should not be recognised until there is reasonable assurance that the entity will comply with the conditions attaching to them and the grants will be received.

Management does not consider the rate reduction to be substantially enacted as at 31 December 2021 due to the continued legislative debate in Parliament. The group has therefore calculated the R&D tax incentive by applying the currently legislated R&D rate to eligible expenditure.

ii.	Government Grant income – COVID-19 Relief

The COVID-19 relief relate to Government assistance received during the half-year, from the Australian Government (at both federal and state level), in response to the economic and financial challenges in the current economy.

Government Grants are recognised as income when the group is reasonably assured that it will comply with the conditions attached to the grant and the amount will be received.

15

Genetic Technologies Limited

Notes to the condensed consolidated financial statements

31 December 2021

4 Equity

a. Share capital

	31 December 2021	31 December 2021	30 June 2021	30 June 2021
	No.	$	No.	$
Fully paid ordinary shares	9,233,965,143	155,139,886	9,016,726,743	153,574,974

i. Movements in ordinary shares

	Number of shares	$
Balance at 1 July 2021	9,016,726,743	153,574,974
Issue of ordinary shares in respect of the acquisition of EasyDNA’s brand and assets on 19 July 2021	209,363,400	1,574,136
Issue of ordinary shares on exercise of performance rights on 3 Novem- ber 2021	7,875,000	-
Less: transaction costs arising on share issue	-	(9,224)
Balance at 31 December 2021	9,233,965,143	155,139,886

ii. Ordinary shares

Ordinary shares entitle the holder to participate in dividends, and to share in the proceeds of winding up the Company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

Ordinary shares have no par value and the Company does not have a limited amount of authorised capital.

On 13 August 2021, the Company completed the purchase of the business and assets relating to EasyDNA. Part of the purchase consideration was settled by the issuance of 209,363,400 ordinary shares to the EasyDNA vendors. The ordinary shares were converted to 348,939 American Depositary Receipts with a fair value of $1,574,136.

On 3 November 2021, the Company issued 7,875,000 ordinary shares on the vesting of performance rights pursuant the Company’s Long Term Incentive Plan.

16

Genetic Technologies Limited

Notes to the condensed consolidated financial statements

31 December 2021

4 Equity (continued)

iii. Unquoted securities - movement in performance rights, options and warrants

During the half-year ended 31 December 2021, the Company issued 83,937,500 unquoted performance rights to employees under the GTG Employee Share and Option Plan.

	Performance Rights	Options and warrants	Total
	Number	Number	$
Balance at 1 July 2021	203,937,500	1,000,932,828	10,314,324
Issue of performance rights	83,937,500	-	227,208
Reversal of forfeited/lapsed performance rights	(15,000,000)	-	-
Performance rights exercised	(7,875,000)	-	-
Reversal of forfeited/lapsed options	-	(22,000,000)	-
At 31 December 2021	265,000,000	978,932,828	10,541,532

b. Other reserves

	Share based payments	Foreign currency translation	Total
	$	$	$
Balance at 1 July 2021	10,314,324	718,955	11,033,279
Currency translation differences	-	7,078	7,078
Other comprehensive income for the period	-	7,078	7,078
Issue of performance rights	227,208	-	227,208
At 31 December 2021	10,541,532	726,033	11,267,565

5 Loss per share

a. Reconciliation of earnings used in calculating earnings per share

	31 December 2021	31 December 2020
	$	$
Basic earnings per share:
Loss attributable to the ordinary equity holders of the Company used in calculating basic/diluted earnings per share:
From continuing operations	(3,881,371)	(3,475,095)

Weighted average number of shares used as denominator

	31 December 2021	31 December 2020
	Number	Number
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share	9,206,953,433	8,182,595,770

17

Genetic Technologies Limited

Notes to the condensed consolidated financial statements

31 December 2021

6 Goodwill

The following table shows the movements in goodwill:

	31 December 2021	30 June 2021
	$	$
Gross carrying amount
Balance at beginning of period	-	-
Acquired through business combination	4,487,459	-
Balance at end of period	4,487,459	-

Accumulated impairment
Balance at beginning of period	-	-
Impairment loss recognised	-	-
Balance at end of period	-	-
Carrying amount at the end of the period	4,487,459	-

7 Other intangible assets

The following table shows the movements in other intangible assets:

	31 December 2021	30 June 2021
	$	$
Brand, trademark, trade names and domain names
Gross carrying amount
Balance at beginning of period	-	-
Acquired through business combination	720,550	-
Domain names	32,868
Balance at end of period	753,418	-

Accumulated amortisation
Balance at beginning of period	-	-
Amortisation for the period	(56,043)	-
Balance at end of period	(56,043)	-
Carrying amount at the end of the period	697,375	-

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Genetic Technologies Limited

Notes to the condensed consolidated financial statements

31 December 2021

7 Other intangible assets (continued)

Brand, trademark, trade names and domain names acquired in a business combination that qualify for separate recognition are recognised as intangible assets at their fair values. The Brand, trademark, trade names and domain names acquired in respect of the purchase of EasyDNA’s business and assets have been valued using the ‘relief from royalty method’. The projected royalty cashflows have been discounted to their present value assuming a weighted average cost of capital of 16%. A net royalty rate of 1.5% of projected EasyDNA revenues has been assumed.

Brand, trademark, trade names and domain names are amortised on a straight-line basis over their estimated useful lives of five years.

8 Business acquisition

On 13 August 2021, the Company completed the acquisition of EasyDNA’s assets and business. The purchase was settled by $3,400,625 in cash and $1,574,136 in GTG shares. Costs incurred in respect of acquisition were $116,682, these have been recognised through profit or loss for the period.

Intangible assets and goodwill arising on acquisition were valued by an independent valuer. Details of net assets acquired and of goodwill are as follows:

	Number of shares	$
Fair value of consideration transferred
Amount settled in cash		3,400,625
Amount settled in shares	209,363,400	1,574,136
Total consideration		4,974,761

Recognised amounts of identifiable net assets
Right-of-use asset		42,289
Intangible assets		720,550

Lease liability		(42,289)
Employee benefit provisions		(53,111)
Deferred tax liability		(180,137)
Identifiable net assets		487,302
Goodwill on acquisition		4,487,459

Goodwill arises on the acquisition of a business combination. Goodwill is calculated as the excess sum of:

●	the consideration transferred;
●	any non-controlling interest; and
●	the acquisition date fair value of any previously held equity interest; over the acquisition date fair value of net identifiable assets acquired.

Goodwill is not amortised. Instead, goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Impairment losses on goodwill are taken to profit or loss and are not subsequently reversed.

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Genetic Technologies Limited

Notes to the condensed consolidated financial statements

31 December 2021

9 Related party transactions

a. Parent entities

i. Ultimate parent

Genetic Technologies Limited is the ultimate Australian parent Company. As at the date of this report, no shareholder controls more than 50% of the issued capital of the Company.

b. Transactions with other related parties

During the half-year ended 31 December 2021, the only transactions between entities within the group and other related parties, are as listed below. Except where noted, all amounts were charged on similar to market terms and at commercial rates.

i. Mr. Stanley Sack (Chief Operating Officer)

On May 18, 2020, the Company appointed Mr Stanley Sack who provides consulting in the capacity of Chief Operating Officer. Mr Sack has spent 15 years in large listed entities in executive positions managing large business divisions. He has worked with a high net worth family managing all their operating businesses and private equity activities. Mr Sack built an Allied Health Business in the aged care and community care space which became the biggest Mobile Allied Health Business in Australia, and was recently sold to a large medical insurance company.

During the half year ended 31 December 2021, the Company had transactions valued at $78,750 (2020: $62,563) with Mr Stanley Sack’s entity Cobben Investments towards provision of consulting services in relation to provision of duties related to Chief Operating Officer of the Company.

ii. Mr. Peter Rubinstein (Non-Executive Director and Chairman)

During the financial year ended June 30, 2020, the board approved to obtain consulting services in relation to capital raises, compliance, NASDAQ hearings and investor relations from its Non-Executive Director and current Chairman, Mr. Peter Rubinstein. The services procured were through Mr. Peter Rubinstein’s associate entity ValueAdmin.com Pty Ltd and amounted to $30,000 (2020: $33,000).

10 Events occurring after the reporting period

The Company received regulatory approval from National Association of Testing Authorities (NATA) and Centers for Medicare & Medicaid Services (CMS) of its geneType Multi-Test product that will enable GTG to make this product commercially available from 21 February 2022.

On 23 February 2022, the Company announced the granting of US Patent No: US 11,257,569, Methods of assessing risk of developing a severe response to Coronavirus infection for its geneType COVID-19 Risk Test.

Except for the above, no matter or circumstance has occurred subsequent to period end that has significantly affected, or may significantly affect, the operations of the group, the results of those operations or the state of affairs of the group or economic entity in subsequent financial periods.

20

Genetic Technologies Limited

Notes to the condensed consolidated financial statements

31 December 2021

11 Basis of preparation of half-year report

This condensed consolidated interim financial report for the half-year reporting period ended 31 December 2021 have been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

This interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2021 and any public announcements made by Genetic Technologies Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period and the adoption of the new and amended standards as set out below. The Interim Financial Statements have been approved and authorised for issue by the board on 24 February 2022.

The consolidated financial statements of Genetic Technologies Limited group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

21

Genetic Technologies Limited

Directors’ declaration

31 December 2021

In the Directors’ opinion:

a.	the financial statements and notes set out on pages 9 to 21 are in accordance with the Corporations Act 2001, including:

i.	complying with AASB 134 Interim Financial Reporting, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

ii.	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2021 and of its performance for the half-year ended on that date, and

b.	there are reasonable grounds to believe that the Genetic Technologies Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of Directors.

Mr Peter Rubinstein

Director

Melbourne

24 February 2022

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Collins Square, Tower 5
727 Collins Street
Melbourne Victoria 3008

Correspondence to:
GPO Box 4736
Melbourne Victoria 3001

T +61 3 8320 2222
F +61 3 8320 2200
E info.vic@au.gt.com
W www.grantthornton.com.au

Independent Auditor’s Review Report

To the Members of Genetic Technologies Limited

Report on the review of the half-year financial report

Conclusion

We have reviewed the accompanying half-year financial report of Genetic Technologies Limited (the Company) and its subsidiaries (the Group), which comprises the condensed consolidated balance sheet as at 31 December 2021, and the condensed consolidated statement of profit or loss and other comprehensive income, condensed consolidated statement of changes in equity and condensed consolidated statement of cash flows for the half-year ended on that date, a description of accounting policies, other selected explanatory notes, and the directors’ declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the accompanying half-year financial report of Genetic Technologies Limited does not comply with the Corporations Act 2001 including:

(a) giving a true and fair view of the Genetic Technologies Limited financial position as at 31 December 2021 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for Conclusion

We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity. Our responsibilities are further described in the Auditor’s Responsibilities for the Review of the Financial Report section of our report. We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

Grant Thornton Audit Pty Ltd ACN 130 913 594

a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

www.grantthornton.com.au

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Directors’ responsibility for the half-year financial report

The Directors of the Group are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the Directors determine is necessary to enable the preparation of the half-year financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2021 and its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Grant Thornton Audit Pty Ltd

Chartered Accountants

M A Cunningham

Partner – Audit & Assurance

Melbourne, 24 February 2022

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